Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139817-16

Supplement To Prospectus Supplement Dated July 27, 2007
(To Prospectus Dated February 13, 2007)

$354,320,300
(Approximate at Time of Issuance)

Asset-Backed Certificates, Series 2007-8

GSAA Home Equity Trust 2007-8
Issuing Entity

GS Mortgage Securities Corp.
Depositor

Goldman Sachs Mortgage Company
Sponsor

Wells Fargo Bank, National Association
Master Servicer and Securities Administrator

Avelo Mortgage, L.L.C.
Fifth Third Mortgage Company
National City Mortgage Co.
Servicers

This Supplement is dated May 19, 2008 and supplements the Prospectus Supplement dated July 27, 2007 to the Prospectus dated February 13, 2007 with respect to the above captioned series of certificates.

•	The table appearing on the cover of the Underlying Prospectus Supplement is revised by adding footnotes (16) and (17) as follows:

Class	Approximate Initial Class Principal Balance(1)	Initial Pass-Through Rate	Type	Ratings (S&P/ Moody’s)
B2	$ 1,260,000	Variable(13)	Subordinate	BBB/Baa2(16)
B3	$ 1,800,000	Variable(14)	Subordinate	BBB-/Baa3(16)(17)

______________________________________
(16)
The ratings on the Class B2 Certificates and the Class B3 Certificates have been downgraded as described in “Risk Factors—The Ratings on Certain Classes of the Subordinate Certificates Have Been Downgraded” below.

(17)
The rating on the Class B3 Certificates is on review by Moody’s for possible future downgrade as described in “Risk Factors—The Ratings on Certain Classes of the Subordinate Certificates Have Been Downgraded” below.

(continued on following page)
Goldman, Sachs & Co.

The date of this Supplement is May 19, 2008

•	The table appearing on page S-20 is revised by adding footnotes (1) and (2) as follows:

Class	S&P	Moody’s
B2	BBB	Baa2(1)
B3	BBB-	Baa3(1)(2)

(1)
The ratings on the Class B2 Certificates and the Class B3 Certificates have been downgraded as described in “Risk Factors—The Ratings on Certain Classes of the Subordinate Certificates Have Been Downgraded” below.

(2)
The rating on the Class B3 Certificates is on review by Moody’s for possible future downgrade as described in “Risk Factors—The Ratings on Certain Classes of the Subordinate Certificates Have Been Downgraded” below.

•
The Risk Factor entitled “Recently, the Subprime Mortgage Loan Market has Experienced Increasing Levels of Delinquencies and Defaults; Increased Use of New Mortgage Loan Products by Borrowers May Result in Higher Levels of Delinquencies and Losses Generally” on page S-42 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

Recently, the Subprime Mortgage
Loan Market has Experienced
Increasing Levels of Delinquencies
and Defaults; Increased Use of New
Mortgage Loan Products by
Borrowers May Result in Higher
Levels of Delinquencies and
Losses Generally

In recent years, borrowers have increasingly financed their homes with new mortgage loan products, which in many cases have allowed them to purchase homes that they might otherwise have been unable to afford.  Many of these new products feature low monthly payments during the initial years of the loan that can increase (in some cases, significantly) over the loan term.  There is little historical data with respect to these new mortgage loan products especially during a period of increased delinquencies or defaults for such mortgage loan products.  Consequently, as borrowers face potentially higher monthly payments for the remaining terms of their loans, it is possible that, combined with other economic conditions such as increasing interest rates and deterioration of home values, borrower delinquencies and defaults could exceed levels anticipated by you.

Recently, the residential mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue.  In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

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In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans, particularly in the subprime, Alt-A and other nonprime sectors. This may result in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans. The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

The increased levels of delinquencies and defaults, as well as a deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgages loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements.  This has led to a deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators. In some cases, it has caused certain loan originators to cease operations.

For recent developments regarding National City Mortgage Co., one of the originators, see “Recent Developments in Respect of National City Corporation” below.

Any such deterioration could adversely affect the ability of a loan originator to repurchase or substitute for mortgage loans as to which a material breach of representation or warranty exists or to service mortgage loans.  Even in cases where a loan originator has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by originators.

The mortgage loans held by the issuing entity do not include subprime mortgage loans; however, some sources have reported that default rates on Alt-A loans have recently increased above the rates experienced on subprime loans.  Some sources have also reported

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that prepayment rates on Alt-A loans have decreased below historical levels, which could exacerbate the adverse effect of increased default rates on pools of Alt-A loans such as the mortgage loans held by the issuing entity.

In response to the deterioration in the performance of subprime, Alt-A and other nonprime mortgage loans, the rating agencies have taken action with respect to a number of subprime mortgage securitizations and Alt-A mortgage securitizations.  There can be no assurance that the rating agencies will not take additional action with respect to subprime, Alt-A and other nonprime securitizations in response to either deteriorating delinquency, default and loss rates on subprime, Alt-A and other nonprime mortgage loans or the perception that such deterioration may occur in the future.

A number of state regulatory authorities have recently taken action against certain loan originators and servicers for alleged violations of state laws. Certain of those actions prohibit those servicers from pursuing foreclosure actions, and in the future one or more additional states could seek similar limitations on the ability of mortgage loan servicers, to take actions (such as pursuing foreclosures) that may be essential to service and  preserve the value of the mortgage loans on behalf of the issuing entity. Any such limitations that applied to a servicer of the mortgage loans could adversely affect the issuing entity's ability to realize on the mortgage loans. See “—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” in the prospectus supplement.

Additionally, proposed federal legislation would, if enacted, permit borrowers in bankruptcy to restructure mortgage loans secured by their primary residences. Bankruptcy courts could, if this legislation is enacted, reduce the amount of the principal balance of a mortgage loan that is secured by a lien on the mortgaged property, reduce the mortgage interest rate, extend the term to maturity or otherwise modify the terms of a bankrupt borrower’s mortgage loan.

You should consider the risk that the general market conditions discussed above may affect the performance of the mortgage loans backing your certificates and may adversely affect the yield on your certificates.

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•	The following Risk Factor is added after the Risk Factor entitled “The Ratings on Your Certificates Could Be Reduced or Withdrawn” on pages S-42—S-43 of the Prospectus Supplement:

The Ratings on Certain Classes of the Subordinate Certificates Have Been Downgraded
Moody’s Investors Service, Inc. (“Moody’s”) has downgraded the rating on certain Classes of the Subordinate Certificates as follows: (i) the Class B2 Certificates have been downgraded from “Baa2” to “Ba1” and (ii) the Class B3 Certificates have been downgraded from “Baa3” to “B1”.  In addition, Moody’s has placed its rating of “B1” of the Class B3 Certificates on review for possible future downgrade.   There can be no assurance that these classes will not be downgraded further or that other classes will not be downgraded in the future.

•
The Risk Factor entitled “Violation of Various Federal, State and Local Laws may Result in Losses on the Mortgage Loans” on pages S-36—S-37 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans
There has been continuous focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities on certain lending practices by some companies in the subprime industry, sometimes referred to as “predatory lending” practices.  Sanctions have been imposed by state, local and federal governmental agencies for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower’s credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers.

Applicable state and local laws generally regulate interest rates and other charges, require certain disclosure, impact closing practices, and require licensing of originators.  In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, ownership, servicing and collection of the mortgage loans.

The mortgage loans are also subject to federal

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laws, including:

•           the Federal Truth in Lending Act and Regulation Z promulgated under that Act, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;

•           the Equal Credit Opportunity Act and Regulation B promulgated under that Act, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and

•           the Fair Credit Reporting Act, which regulates the use and reporting of information related to the mortgagor’s credit experience.

Violations of certain provisions of these federal, state and local laws may limit the ability of the applicable servicer to collect all or part of the principal of, or interest on, the mortgage loans and in addition could subject the related trust to damages and administrative enforcement (including disgorgement of prior interest and fees paid).  In particular, an originator’s failure to comply with certain requirements of federal and state laws could subject the trust (and other assignees of the mortgage loans) to monetary penalties, and result in the obligors’ rescinding the mortgage loans against either the trust or subsequent holders of the mortgage loans.

Each responsible party has represented that each mortgage loan originated or acquired by it is in compliance with applicable federal, state and local laws and regulations.  In addition, each responsible party has also represented to the effect that no mortgage loan is considered (a) a “high cost” mortgage loan under the Home Ownership and Equity Protection Act of 1994, or (b) a “high cost home,” “threshold,” “predatory” or “covered” loan  (excluding “covered home loans” as defined under clause (1) of the definition of “covered home loans” in the New Jersey Home Ownership Security Act of 2002) under

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applicable state, federal or local laws.

In the event of a breach of any of such representations, the applicable responsible party or Goldman Sachs Mortgage Company, as applicable, will be obligated to cure such breach or repurchase or, for a limited period of time, replace the affected mortgage loan, in the manner and to the extent described in the Prospectus.

It is possible in the future that governmental authorities or attorneys general may take actions against any responsible party that could prohibit the servicers from pursuing foreclosure actions, provide new defenses to foreclosures, or otherwise limit the ability of any servicer to take actions (such as pursuing foreclosures) that may be essential to preserve the value of the mortgage loans on behalf of the issuing entity.  Any such limitations could adversely affect the issuing entity’s ability to realize on the mortgage loans.

•	The Risk Factor entitled “The Sponsor and its Affiliates May Have Conflicts of Interest” on page S-38 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

The Sponsor and its Affiliates May Have Conflicts of Interest
Recent developments in the residential mortgage market have led to a deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators. Due to these developments affecting these loan originators, certain conflicts of interest may exist or may arise as a result of transactions or relationships that the sponsor and its affiliates may have or may enter into in the future with one or more of the loan originators and servicers.

In taking any actions or engaging in other transactions with those loan sellers, the sponsor and its affiliates are not required to take into account the effect of such actions or transactions on the issuing entity or the certificateholders. Among other things, the sponsor and its affiliates may purchase, as principal, loans originated or sold by such loan sellers that are not included in the issuing entity, and may seek to enforce against such loan sellers any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other loans.

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The sponsor or its affiliates may provide secured or unsecured financing to one or more loan sellers, and may seek to enforce remedies against such loan seller if an event of default occurs in respect of that financing. The sponsor and its affiliates will not have any obligation to account to the issuing entity for any amounts they collect in respect of any loans, financing or other transactions they may have with any loan seller, and the sponsor and its affiliates will have no obligation to pursue any claims against such loan sellers on behalf of the issuing entity or with respect to loans included in the issuing entity.

•	The following risk factor is added to the Prospectus Supplement:

The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates
It is possible that servicing of mortgage loans may be transferred in the future to servicers other than the initial primary servicers in accordance with the provisions of the master servicing and trust agreement and the related sale and servicing agreements because, with respect to mortgage loans acquired through Goldman Sachs Mortgage Company's mortgage conduit program, the party that owns the related servicing rights (which is currently Goldman Sachs Mortgage Company) elects to effect such a transfer.  Additionally, with respect to all of the mortgage loans, servicing may be transferred to servicers other than the primary servicers as a result of a servicer’s termination due to an inability to adequately service associated with recent financial difficulties of such servicer or due to the occurrence of unremedied events of default in a servicer’s performance under the related sale and servicing agreement.

All transfers of servicing involve some risk of disruption in collections due to data input errors, misapplied or misdirected payments, inadequate borrower notification, system incompatibilities and other reasons.  As a result, the affected mortgage loans may experience increased delinquencies and defaults, at least for a period of time, until all of the borrowers are informed of the transfer and the related servicing mortgage files and records and all the other relevant data has been obtained by the successor servicer.  There can be no assurance as to the extent or duration of any disruptions associated with a transfer of servicing or as to the resulting effects on the yield on performance on your certificates.  In addition, servicing transfers may result in a longer or shorter prepayment

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period immediately following the date of the transfer if the successor servicer has a different prepayment period, which may affect the yield on the your certificates.

Even if a transfer of servicing does not actually occur, potential transition issues associated with or possible disruptions in operations resulting or arising from consolidations or business combinations affecting a servicer may result in similar issues associated with a servicing transfer or otherwise adversely affect servicing generally.  It is difficult to predict the outcome of any consolidation or business combination in the servicing of mortgage loans and its impact on your certificates.

For recent developments regarding National City Mortgage Co., one of the servicers, and its affiliates, see “Recent Developments in Respect of National City Corporation” below.

•	Notwithstanding anything to the contrary in the accompanying Prospectus Supplement, the following section is added following “Risk Factors” in the Prospectus Supplement:

Recent Developments in Respect of National City Corporation

Pursuant to a Form 8-K filed on April 23, 2008 (the “April 23rd Announcement”), National City Corporation (“NCC”), the indirect parent company of National City Mortgage Co., announced that it entered into investment agreements with Corsair Capital LLC (“Corsair”) and other qualified institutional buyers and accredited investors for the purposes of a capital investment for the approximate amount of $7 billion through the direct sale of NCC equity securities to such investors.  According to the April 23rd Announcement, NCC sold to the investors 126.2 million shares of voting common stock at a purchase price of $5 per share and 64,690 shares of non-voting preferred stock that can be converted into common stock at an initial conversion price of $5 per share, subject to adjustment, at a purchase price of $100,000 per share.  Additionally, as part of the investment agreement with Corsair, Corsair will have the right to nominate one director to NCC’s board of directors.  According to the April 23rd Announcement, NCC has also issued warrants with a five year term to Corsair and other investors under their respective investment agreements, which, upon obtaining certain approvals, will become exercisable to purchase approximately 62 million shares of NCC common stock in the aggregate.  The securities sold to Corsair and several of the securities sold to other investors are subject to trading restrictions.

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